

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 24, 2009

Mr. Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602

> **Re**:   **CommScope, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-12929**

Dear Mr. Drendel:

We have reviewed your response letter dated June 25, 2009.   As noted in our comment letter dated June 12, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in the Form 10-Q for the quarter ended June 30, 2009. Please provide a draft of proposed disclosures.

Form 10-K
Management's Discussion and Analysis
Critical accounting policies
Impairment reviews of goodwill and indefinite-lived intangible assets, page 32

1.   Refer to your response to comment 1 with respect to the first and second bullets. We note your representation that "In future filings where goodwill impairment testing disclosures are included, we will expand our disclosure to include the total number of reporting units within each segment, the number of reporting units within each segment with goodwill balances and the number of reporting units in each segment that recorded an impairment charge, if any." In addition, expand your disclosures to include a sensitivity analysis for each reporting unit within the ACCG segment. .

2.   We reissued our prior comment 3 as follows: In light of the significant goodwill impairment charge reflected in the final quarter of fiscal year 2008, you should expand your

MD&A to discuss for each affected reporting unit your expectations regarding your future operating results as a result of taking an impairment charge. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? Specifically, if you significantly reduced projected future revenues or net cash flows, you should clearly explain to your investors that you expect that historical operating results may not be indicative of future operating results. In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

3.   Refer to your response to comment 4. Tell us whether the growth rates assumptions used in the most recent annual impairment test are consistent with the 1st quarter operating results.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director